EXHIBIT 4.12

Consulting and Management Services Agreement

This Management Services Agreement (this “Agreement”) is made and entered into as of January 1, 2004 by and between Franz Kalff GmbH (“Franz Kalff”) a private German company and Robomatix Technologies Ltd. a public Israeli company (“Robomatix”).

Whereas,	Franz Kalff desires to retain the consulting and management services of Robomatix pursuant to the terms and conditions set forth in this Agreement, and Robomatix agrees to provide such consulting and management services to Franz Kalff on such terms and conditions;

Now, Therefore, in consideration of the covenants and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Scope of Services

1.1.	During the term of this Agreement Robomatix shall provide Franz Kalff with consulting and management services with respect to Franz Kalff’s business as detailed below:

1.1.1	Expansion into new markets;

1.1.2	Financing;

1.1.3	Organizational restructuring;

1.1.4	Assistance in obtaining new products for sale related to the Company's business;

1.1.5	Development of business relationships with export countries (excluding Germany);

1.1.6	Such other services as shall be agreed upon between the parties from time to time.

Collectively the “Management Services”.

1.2.	By rendering the Management Services hereunder, Robomatix shall cooperate with Franz Kalff and utilize a professional skill and diligence to provide the expertise required in connection with such services. The Management Services are to be provided by Mr. Zvi Barinboim, Mr. Amit Goldwasser and Mr. Yochi Korman.

2.	Consideration

2.1.	In consideration of the performance of the Management Services hereunder Franz Kalff shall pay to Robomatix management fees on an arm’s length basis (the “Management Fees”). The monthly Management Fees will be at the amount of twelve thousand Euros (€12,000). The Management Fees for the year 2004 shall be paid on March 30, 2005 and the Management Fees for the year 2005 and thereafter shall be paid in quarterly installments of thirty six thousand Euros (€36,000). Each quarterly installment of the Management Fees shall be paid not later than the seventh (7th) day of each calendar quarter for Management Services rendered during the preceding calendar quarter. The aforesaid Management Fees, as defined above, are calculated on a cost plus basis.

2.2	During the term of this Agreement Franz Kalff will reimburse will reimburse Robomatix for out-of-pocket expenses borne by Robomatix or any of its employees, directors or officers in connection with the provision of the Management Services within 30 days of submittal of the relevant invoices and receipts to Franz Kalff.

2.3	All payments under this Agreement shall be made against the issuance of a valid invoice furnished by Robomatix to Franz Kalff. Such payments shall also include Value Added Tax pursuant to applicable law.

3.	Term; Termination

This Agreement shall be deemed effective as of January 1, 2004 and shall continue as long as Robomatix is the controlling shareholder of Franz Kalff and shall continue to provide the Management Services.

4.	Independent Contractor

Robomatix is an independent contractor and is not an agent or employee of Franz Kalff by contract or otherwise. Robomatix will perform the Management Services under the general direction of Franz Kalff.

5.	Miscellaneous

5.1.	Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent written document executed by both parties hereto.

5.2.	No Waiver. No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party’s rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

5.3.	Severability. In the event it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement unless the business purpose of this Agreement is substantially frustrated thereby.

5.4.	Assignment. Robomatix may freely assign this Agreement to a third party, provided, that the assignee has the experience’ know how, ability and expertise required for the provision of the Management Services under this Agreement.

5.5.	Notices. Any notices under this Agreement shall be sent by courier or certified mail, return receipt requested, postage or fees prepaid, to the address specified above or such other address as the party specifies in writing. Such notice will be effective one business day after delivery to the courier or mailing as specified.

5.6.	Governing Law; Jurisdiction. The laws of the State of Israel shall apply to this Agreement without giving effect to their rules regarding conflict of laws and the sole and exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the competent court in Tel-Aviv, Israel.

In Witness Whereof the parties have executed this Agreement on the date first written above.

Franz KALFF GMBH		ROBOMATIX TECHNOLOGIES LTD.
By:	______________	By:	______________
Name:	______________	Name:	______________
Title:	______________	Title:	______________